FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 23, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report filed in Canadian jurisdictions by the Company on September 23, 2005 announcing a change to the anticipated timetable for its planned BLP25 Liposome Vaccine phase 3 study in the treatment of non small cell lung cancer in order to address an accelerated stability issue in the manufacturing process.	3

Press Release filed by the Company on September 23, 2005 relating to the same issue discussed in the Material Change Report above.	5

Signature	7

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

September 23, 2005

3.	News Release

Biomira issued a news release on Canada NewsWire on September 23, 2005.

4.	Summary of Material Change

On September 23, 2005, Biomira announced a change to the anticipated timetable for the start of its planned BLP25 Liposome Vaccine (L-BLP25) phase 3 study in the treatment of non small cell lung cancer. The change will allow the Company and its collaborator on L-BLP25, Merck KGaA of Darmstadt, Germany, to address an accelerated stability issue caused by the manufacturing process. The start of the trial, which was planned to commence at the end of 2005, is now expected to move into 2006.

5.	Full Description of Material Change

On September 23, 2005, Biomira announced a change to the anticipated timetable for the start of its planned BLP25 Liposome Vaccine (L-BLP25) phase 3 study in the treatment of non small cell lung cancer. The change will allow the Company and its collaborator on L-BLP25, Merck KGaA of Darmstadt, Germany, to address an accelerated stability issue caused by the manufacturing process. The start of the trial, which was planned to commence at the end of 2005, is now expected to move into 2006.

An accelerated stability study of a vaccine lot manufactured to test phase 3 manufacturing processes and equipment indicated a stability problem, which may have been due to excess moisture in the vaccine. Accelerated stability studies are intended to provide data to predict long-term product stability under normal storage conditions. The Companies, working with the contract manufacturer, are focused on resolving this issue as quickly as possible.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Ronald J. Helmhold
Vice-President Treasury and Financial Operations
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 23rd day of September, 2005.

BIOMIRA INC.

/s/ Ronald J. Helmhold
By:	Ronald J. Helmhold
Vice-President Treasury and Financial Operations

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES CHANGE TO TIMETABLE FOR BLP25 LIPOSOME VACCINE PHASE 3 TRIAL

EDMONTON, ALBERTA, CANADA, September 23, 2005 - Biomira Inc.
(Nasdaq: BIOM) (TSX: BRA) today announced a change to the anticipated timetable for the start of its planned BLP25 Liposome Vaccine (L-BLP25) phase 3 study in the treatment of non-small cell lung cancer (NSCLC). The change will allow the Company and its collaborator on L-BLP25, Merck KGaA of Darmstadt, Germany, to address an accelerated stability issue discovered during the manufacturing process.

As a result, the start of the trial, which was planned to start at the end of 2005, is now expected to move into 2006.

An accelerated stability study of a vaccine lot manufactured to test phase 3 manufacturing processes and equipment indicated a stability problem, which may have been due to excess moisture in the product. Accelerated stability studies are intended to provide data to predict long-term product stability under normal storage conditions. The Companies, working with the contract manufacturer, are focused on resolving this issue as quickly as possible.

“An article published in the prestigious Journal of Clinical Oncology (JCO) this month underlined our confidence in the potential of L-BLP25 and the clinically important results seen with the product to date in the treatment of non-small cell lung cancer,” said Dr. Alex McPherson, MD, PhD, President and CEO of Biomira. “We are working with Merck KGaA and others to discover the cause of the problem now evident during the manufacturing process and to take corrective action as quickly as possible.”

About Lung Cancer
In 2004, approximately 174,000 new cases of lung cancer were diagnosed in the U.S. Approximately 160,000 people are estimated to have died of this disease in the U.S. alone in 2004. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

The Companies
Biomira’s collaboration in developing therapeutic cancer vaccines is with Merck KGaA. Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2004, a history that began in 1668, and a future shaped by 28,600 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73 per cent interest and free shareholders own the remaining 27 per cent. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas - monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

-more-

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of the L-BLP25 phase 3 trial or the Company’s ability to resolve vaccine manufacturing issues in a reasonable timeframe. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Biomira Company Contacts:

Media Relations	Investor Relations
Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
(780) 490-2818	(780) 490-2812

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt	John Capodanno
Financial Dynamics	Financial Dynamics
212-850-5634	212-850-5705
jbirt@fd-us.com	jcapodanno@fd-us.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: September 23, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer